UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

INTERLINK-US-NETWORK, LTD.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45875T 10 3
(CUSIP Number)

January 1, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons. PHILIP FRANCIS MILLER, IV
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) Sole Voting Power 731,000
(6) Shared Voting Power 0
(7) Sole Dispositive Power 731,000
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 731,000
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 3.83%*
(12)	Type of Reporting Person (See Instructions) IN

*This percentage is based on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 22, 2010, in which the Issuer stated that the number of shares of its common stock (“Common Stock”) outstanding as of November 19, 2010 was 19,084,616.  The Reporting Person’s filing obligation was triggered by an acquisition of 725,000 shares of Common Stock on January 1, 2010.  Per the Issuer’s Form 10-Q filed with the Securities and Exchange Commission immediately preceding such date on November 23, 2009, the Company had 6,906,006 shares of Common Stock outstanding at that time.  Based on this number of shares of Common Stock outstanding, the Percentage of Class Represented by the Amount in Row (9) would have been 9.57% at January 1, 2010.  The Issuer subsequently issued additional shares of Common Stock, thereby reducing the Reporting Person’s ownership percentage to this currently reported amount of 3.83%.

Item 1(a). Name of Issuer:

Interlink-US-Network, Ltd.

Item 1(b). Address of Issuer’s Principal Executive Offices:

10390 Wilshire Boulevard
Penthouse 20
Los Angeles, California 90024

Item 2(a). Names of Persons Filing:

Philip Francis Miller, IV

Item 2(b). Address of Principal Business Office or, if none, Residence:

456 Montgomery St.
Suite 1250
San Francisco, CA 94104

Item 2(c). Citizenship:

U.S.

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

45875T 10 3

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

☐	(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

☐	(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

☐	(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

☐	(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

☐	(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

☐	(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

☐	(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

☐	(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

☐	(j)	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Reference is hereby made to Items 5-9 and 11 of page 2 which are incorporated by reference herein.  As of the close of business on December 14, 2010, the Reporting Person's direct beneficial ownership of Common Stock was 731,000 shares.

The calculation of percentage of beneficial ownership in item 11 of page 2 was derived from the Issuer’s Report on Form 10-Q filed with the Securities and Exchange Commission on November 22, 2010, in which the Issuer stated that the number of shares of Common Stock outstanding as of November 19, 2010 was 19,084,616.  The Reporting Person’s filing obligation was triggered by an acquisition of 725,000 shares of the Common Stock on January 1, 2010.  Per the Issuer’s Form 10-Q filed with the Securities and Exchange Commission immediately preceding such date on November 23, 2009, the Company had 6,906,006 shares of Common Stock outstanding at that time.  Based on this number of shares of Common Stock outstanding, the Percentage of Class Represented by the Amount in Row (9) would have been 9.57% at January 1, 2010.  The Issuer subsequently issued additional shares of Common Stock, thereby reducing the Reporting Person’s ownership percentage to this currently reported amount of 3.83%.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Reference is hereby made to Item 4 above titled “Ownership”, which Item is incorporated by reference herein.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2010

/s/ Philip Francis Miller, IV
Philip Francis Miller, IV